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                                           FILED BY FRANKLIN CAPITAL CORPORATION
                                  SUBJECT COMPANY - FRANKLIN CAPITAL CORPORATION
                 FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND
                                            DEEMED FILED PURSUANT TO RULE 14A-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                                   EXCHANGE ACT FILE NO.: 1-9727


The following is a joint press release disseminated by Franklin Capital Corporation and Change Technology Partners, Inc. dated as of November 15, 2001.

        FRANKLIN CAPITAL CORPORATION AND CHANGE TECHNOLOGY PARTNERS, INC.
                                 AGREE TO MERGE

           COMBINED COMPANY WILL FOCUS ON GROWING EXISTING SYNDICATED RADIO BUSINESS AND ACQUIRING ADDITIONAL RADIO AND MEDIA PROPERTIES

            NEW YORK, N.Y.--November 15, 2001-- Michael Levitt joins Change Board of Directors.

            Franklin Capital Corporation (AMEX:FKL), and Change Technology Partners, Inc. (OTC BB:CTPI) today announced that they have reached an agreement in principle to merge the two companies. It is anticipated that the combined company will have assets in excess of $20 million, which will be used to grow Franklin's recent acquisition of Winstar Radio Networks, Global Media and Winstar Radio Productions. These assets are now operating under the name Excelsior Radio Productions.

            It is anticipated that Franklin stockholders will own approximately 20% and Change stockholders approximately 80% of the equity of the combined company. The parties anticipate entering into a definitive merger agreement prior to the end of November. The proposed merger will be subject to a number of conditions, including the approval of the shareholders of both companies. Franklin and Change hope to complete the merger prior to the end of March 2002.

            The merged company plans to use its combined assets to develop and acquire additional businesses in radio and related media fields. To that end, William Avery, Chief Executive Officer of Change Technology announced that Michael Levitt will be joining the Change board of directors and will remain with the combined company to assist management in executing its business strategy. Mr. Levitt recently left Hicks, Muse, Tate and Furst Incorporated where he had been a partner since 1996. At Hicks Muse, Mr. Levitt was responsible for originating, structuring and monitoring Hicks

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Muse's investments. Mr. Levitt was previously a director of Lear Channel
Communications, Inc., and Chancellor Broadcasting Inc.

            It is anticipated that Stephen L. Brown, Chairman of Franklin and Michael Gleason, Chairman of Change will be co-Chairmen of the combined company. It is also anticipated that William Avery, Chief Executive Officer and President of Change will assume those positions with the combined company and that Franklin's other senior management will remain with the company.

            "This is a decisive move that accelerates our strategy and positions us to succeed by bringing capital into Franklin which we will use to build a vibrant company through acquisitions, joint ventures and internally generated efforts," said Stephen L. Brown, Franklin's Chairman.

            "We have worked hard over the past few months to exit our e-services businesses and we now look forward to creating shareholder value by using our combined assets to develop and acquire businesses in radio and related media fields," stated William Avery, Change's CEO and President.

            In connection with the proposed transaction, Franklin and Change intend to file relevant materials with the Securities and Exchange Commission, including a Registration Statement on Form S-4 that contains a prospectus and proxy solicitation statement. Because those documents will contain important information, Franklin and Change shareholders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and Franklin and Change shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Franklin and Change. Such documents are not currently available.

            Franklin and certain of its officers and directors and Change and certain of its officers and directors may be deemed to be participants in Franklin's and Change's solicitation of proxies from the holders of their common stock in connection with the proposed transaction. Information regarding the participants and their interest in the solicitation or proxies from the holders of Franklin or Change common stock in connection with the proposed transaction was filed pursuant to Rule 425 with the Securities and Exchange Commission on November 15, 2001.

            Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy solicitation statement if and when it becomes available.

            This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made


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except by means of a prospectus meeting the requirements of Section 10 of the
Securities Act of 1933, as amended.

            Certain statements contained in this communication including without limitation, statements containing the words "believes", "anticipates", "hopes", "intends", "expects", "will", "plans" and other words of similar import, constitute forward looking statements within the meaning of the Private Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors, which may cause actual results of Franklin, Change or a combined Franklin and Change to differ materially from expectations. The factors that could cause actual results to differ materially, many of which are beyond the control of Franklin or Change include, but are not limited to, the following: (1) technological, engineering, manufacturing, quality control or other circumstances which could delay the sale or shipment of the Company's products; (2) economic, business, market and competitive industry conditions which could affect the Company's business; and (3) the Company's inability to protect its proprietary rights, operate without infringing upon the proprietary rights of others and prevent others from infringing on the proprietary rights of the Company.

            Company Contact:                          Company Contact:
            Franklin Capital Corporation              Change Technology
            Spencer L. Brown                          Partners, Inc.
            Senior Vice President                     William Avery
            (212) 486-2323                            Chief Executive
                                                      Officer
                                                      (203) 661-4556


            In addition to the above joint press release, Franklin Capital Corporation is providing the following information:

            The participants in the solicitation include the following directors and officers of Franklin:

Name                    Title
--------------------------------------------------------------------------------
Stephen L. Brown        Chairman and Chief Executive Officer
Spencer L. Brown        Senior Vice President
Hiram M. Lazar          Chief Financial Officer
Peter D. Gottleib       Director
Irving Levine           Director
David T. Lender         Director
Jonathan A. Marshall    Director
Michael P. Rolnick      Director


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            Some of the participants in the solicitation have interests in the merger and associated transactions, some of which may differ from, or may be in addition to, those of Franklin's stockholders generally:

            o Following the merger, Messrs. Stephen L. Brown, Spencer L. Brown and Jonathan A. Marshall will continue to be directors of Franklin.

            o Mr. Stephen L. Brown will become the Co-Chairman of the Franklin Board of Directors.

            o Mr. Spencer L. Brown will become the Executive Vice President of Franklin.

            o The following table sets forth certain information with respect to the Common Stock beneficially owned, as defined in Rule 13(d)(3) under the 1934 Act, by each director of the Corporation and by each named executive officer and by all directors and named executive officers of the Corporation as a group, at the close of business on August 31, 2001.


NAME OF BENEFICIAL               COMMON SHARES                        PREFERRED SHARES
BENEFICIAL OWNER                 BENEFICIALLY OWNED    PERCENT        BENEFICIALLY OWNED        PERCENT

Stephen L. Brown(1)                    138,059            12.8%                    -                  *
Spencer L. Brown (4)                    33,044             3.1%                  250                1.5%
Peter D. Gottlieb (2)                   77,400             7.0%                4,500               27.4%
Irving Levine (3)                       46,375             4.2%                4,750               28.9%
Jonathan A. Marshall (5)                20,200             1.9%                  500                3.0%
Hiram M. Lazar (6)                       8,148              *                    100                  *
Michael P. Rolnick (7)                   7,250              *                      -                  *
David T Lender                             300              *                      -                  *
All officers and directors
as a group (8 persons)                 330,776            28.2%               10,100               61.4%

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      *Less than 1%

(1) Does not include 5,023 shares owned by Mr. Brown's children and does not include 33,044 shares owned by Spencer L. Brown. See (4) below. Mr. Brown disclaims beneficial ownership of such shares.

(2) Includes 38,900 shares of common stock and preferred stock convertible into 30,000 shares of common stock owned by Kuby Gottlieb Special Value Fund ("KGSV") and 3,750 shares of common stock owned by Kuby Gottlieb Investments ("KGI"). Mr. Gottlieb may be a controlling person of KGSV and KGI due to his position as portfolio manager. Therefore Mr. Gottlieb may be deemed to be a beneficial owner of all shares owned by KGSV and KGI.


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(3)   Includes options for 2,500 shares exercisable on February 14, 2000, options for 625 shares exercisable on June 7, 2000, options for 2,500 shares exercisable on February 14, 2001, and options for 625 shares exercisable on June 7, 2001. Also includes preferred stock convertible into 33,750 shares of common stock owned by Copley Fund, Inc. ("Copley"). Mr. Levine may be a controlling person of Copley due to his position as Chairman and Chief Executive Officer. Therefore, Mr. Levine may be deemed to be a beneficial owner of all shares owned by Copley.

(4) Also includes preferred stock owned convertible into 1,875 shares of common stock.

(5) Includes options for 2,500 shares exercisable on February 14, 2000, options for 625 shares exercisable on June 7, 2000, options for 2,500 shares exercisable on February 14, 2001, and options for 625 shares exercisable on June 7, 2001. Also includes preferred stock owned convertible into 3,750 shares of common stock.

(6) Includes options for 937 shares exercisable on March 1, 2000 and options for 938 shares exercisable on March 1, 2001. Also includes preferred stock owned convertible into 750 shares of common stock.

(7) Includes options for 2,500 shares exercisable on February 14, 2000, options for 625 shares exercisable on June 7, 2000, options for 2,500 shares exercisable on February 14, 2001, and options for 625 shares exercisable on June 7, 2001.



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